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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------


                                 SCHEDULE 14D-9


                               (AMENDMENT NO. 2)

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                        SUBURBAN OSTOMY SUPPLY CO., INC.
                           (NAME OF SUBJECT COMPANY)

                      COMMON STOCK, NO PAR VALUE PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                            ------------------------

                                  864471 10 7
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                               DONALD H. BENOVITZ
                                   PRESIDENT
                              75 OCTOBER HILL ROAD
                         HOLLISTON, MASSACHUSETTS 01746
                                 (508) 429-1000
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
              AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON
                   BEHALF OF THE PERSON(S) FILING STATEMENT)

                            ------------------------

                                WITH A COPY TO:

                               JAMES WESTRA, ESQ.
                          HUTCHINS, WHEELER & DITTMAR
                           A PROFESSIONAL CORPORATION
                               101 FEDERAL STREET
                          BOSTON, MASSACHUSETTS 02110
                                 (617) 951-6600

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     This Amendment No. 2 amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the 'Commission') by Suburban Ostomy Supply Co., Inc., a Massachusetts corporation (the 'Company'), on December 22, 1997 (as heretofore amended, the 'Schedule 14D-9'), and relates to the tender offer made by Inva Acquisition Corp., a Massachusetts corporation ('Purchaser') and wholly owned subsidiary of Invacare Corporation, an Ohio corporation ('Invacare'), disclosed in a Tender Offer Statement on Schedule 14D-1 filed with the Commission on December 22,
1997, as heretofore amended, to purchase all of the outstanding shares of the Company's common stock, no par value per share ('Company Common Stock'), at a purchase price of $11.75 per share of Company Common Stock, net to the seller in cash, on the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase, dated December 22, 1997, and the related Letter of Transmittal. The purpose of this Amendment No. 2 is to amend Item 4 of the
Schedule 14D-9 as set forth below. Terms defined in the Schedule 14D-9 are used in this Amendment No. 2 with the same meanings as provided in the Schedule
14D-9.



ITEM 4.  THE SOLICITATION OR RECOMMENDATION.



     (b) BACKGROUND; REASONS FOR THE RECOMMENDATION.



     The second, fourth, seventh, tenth, eleventh, twelfth and thirteenth paragraphs of Section (b) of Item 4 are amended such that Section (b) of Item 4 shall read as follows:


     Background. In July, 1997, the Board of Directors of the Company determined that, in light of (i) increasing consolidation among distributors of home health care supplies, (ii) increasing consolidation among the Company's customer base and (iii) the fact that certain manufacturers of disposable home health care supplies had broadened the distribution of their products, which had increased competition from larger, national distributors of medical products with substantial sales forces and greater capital resources, it would be in the best interest of the stockholders of the Company to consider the potential sale of the Company. On July 15, 1997, the Company engaged Bear, Stearns & Co. Inc. ("Bear Stearns") to serve as its financial advisor to explore strategic alternatives to enhance stockholder value, including a potential sale of the Company.


     In August, 1997, Bear Stearns contacted a public company competitor of the Company which is engaged in the medical supply distribution industry to determine whether it had an interest in acquiring the Company and the Company entered into an agreement with the competitor pursuant to which the competitor would have until August 19, 1997 to negotiate mutually acceptable terms with the Company. Following two (2) meetings with the competitor, during which the competitor conducted due diligence and discussed the terms of a potential transaction, the competitor made a preliminary oral offer to purchase the Company in a stock-for-stock transaction valuing the shares of the Company in the range of $10.00-$12.00 per share, subject to further due diligence and confirmation of the Company's anticipated results of operations. The Company declined the offer and the Board of Directors directed Bear Stearns to solicit interest from other potential acquirors.


     In late August, 1997, Thomas R. Miklich, Parent's Chief Financial Officer, General Counsel, Treasurer and Secretary, contacted Donald H. Benovitz, the Company's President and Chief Operating Officer, and informed him of Parent's interest in acquiring the Company. Shortly thereafter, Mr. Miklich was contacted by a representative of Bear Stearns who indicated that Bear Stearns had been retained by the Company to explore strategic alternatives to enhance stockholder value. The Bear Stearns representative indicated that among the alternatives to be explored was the potential sale of the Company.


     A Confidential Information Memorandum describing the Company was prepared in September, 1997. Bear Stearns contacted twelve (12) potential strategic buyers who were deemed to be viable candidates to acquire the Company. The competitor which had been approached in the first instance was not sent a Confidential Information Memorandum because it had already received the material contained in the Confidential Information Memorandum and because, based on the preliminary offer previously made by the competitor, the Company did not believe such competitor would make an acceptable offer. Of the twelve (12)


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potential strategic buyers, seven (7) signed a Confidentiality Agreement and received the Confidential Information Memorandum.

     On September 5, 1997, Parent executed a Confidentiality Agreement with the Company. On September 11, 1997, at the Company's executive offices in Holliston, Massachusetts, A. Malachi Mixon, III, Parent's Chairman and Chief Executive Officer, Mr. Miklich, Thomas J. Buckley, then Parent's Group Vice-
President -- Standard Products and Louis F. J. Slangen, Parent's Senior Vice President -- Sales and Marketing, met with Herbert P. Gray, the Company's Chairman and Chief Executive Officer, Mr. Benovitz, Steven N. Aschettino, the Company's Vice President and Chief Financial Officer, Patrick Bohan, the Company's Vice President of Sales and Marketing, and John Manos, the Company's Vice President of MIS, and discussed the benefits of a close relationship between the two (2) companies. The parties discussed the possibility of Parent becoming a supplier to the Company as well as the potential benefits of a merger between Parent and the Company.

     Following this meeting, Parent was provided with additional information concerning the Company. On October 3, 1997, Parent sent Bear Stearns a letter outlining its preliminary interest in acquiring the Company. The letter included a discussion of Parent's preliminary views of the consideration involved in such a transaction and identified further steps that would be required to finalize the terms and conditions of a formal acquisition proposal.


     Of the seven (7) potential strategic buyers to whom a copy of the Confidential Information Memorandum was sent, one (1) such party, a public company engaged in the distribution of medical products, in addition to Parent made a preliminary bid to acquire the Company. Parent's offer was in the range of $11.00-$14.00 per share, and the other bidder's offer was in the range of $11.00-$13.00 per share, in each case subject to further due diligence.


     On October 20, 1997, the Company and its financial advisors met with the other bidder and its financial advisors and discussed at length the Company's operations and financial results, fiscal 1998 financial projections and potential merger synergies.

     On October 29, 1997, Messrs. Buckley, Miklich and Slangen met with Messrs. Gray, Benovitz, Bohan, Aschettino and a representative of Bear Stearns in Boston. At that meeting, the parties reviewed the Company's financial results for fiscal 1997 and fiscal 1998 financial projections. A detailed discussion took place regarding the strategies behind the Company's recent acquisitions, and the parties also discussed the potential synergies associated with an acquisition of the Company by Parent.


     On November 4, 1997, Bear Stearns sent a letter to Parent and the other bidder requesting final bids by November 10, 1997 and enclosing for comment a preliminary draft of the Merger Agreement. On November 10, 1997, the other bidder submitted a written offer to acquire the Company in a stock-for-stock transaction at a price of $10.75 per share, subject to certain parameters with respect to the trading price of the bidder's stock, and confirmation of pre-tax synergies and operating income for the calendar year 1998. On November 10, 1997, Parent advised Bear Stearns that it declined to extend an offer, indicating that the price of $12.00 or more per share suggested by Bear Stearns (which had also been suggested to other bidders) would be excessive. Bear Stearns and certain members of the Company's Board of Directors continued discussions with the other bidder for several days regarding the consideration offered and other financial conditions of its offer.



     On November 18, 1997, Mr. Miklich received a telephone call from a Bear Stearns representative indicating that a proposal approximating $12.00 per share might be acceptable to the Company. Parent's Board of Directors was meeting that day, and Parent reviewed its financial analysis of the Company with its Board. Management recommended, and Parent's Board of Directors approved in principle, an offer to acquire the Company for a cash purchase price of $11.75 per share. Parent's Board of Directors' decision was communicated to Bear Stearns and confirmed in a letter dated November 20, 1997. Parent indicated to Bear Stearns that its proposal was conditioned upon an acceptable due diligence review and certain other conditions including an appropriate termination fee.


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


     Bear Stearns provided an opportunity for the other potential bidders with whom it had negotiated previously to submit final offers to purchase the Company. The competitor which the Company had approached in the first instance submitted a final oral offer to purchase the Company in a stock-for-stock transaction in a range of $11.75-$12.25 per share, subject to extensive financial and legal due diligence, and confirmation of merger synergies. The other bidder which had previously submitted a written offer submitted a final offer to purchase the Company in a stock-for-stock transaction at a price of $11.00 per share, subject to extensive due diligence and confirmation of merger synergies. The Company determined that it was in the best interests of the stockholders of the Company to pursue a transaction with Parent, given that its offer, unlike the offers from the other bidders, was in cash, was not subject to
(i) a financing contingency, (ii) as extensive a due diligence review of the Company's financial performance and growth rate as that required by the other bidders, (iii) confirmation of merger synergies or (iv) other significant conditions, and was likely to be able to close more quickly than a transaction with one of the other bidders.



     On November 24, 1997, Parent and the Company executed a letter agreement providing that, until December 15, 1997, the Company would negotiate exclusively with Parent concerning a proposed sale of the Company. From time to time during the course of the next several weeks, representatives of Parent and representatives of the Company continued to discuss valuation of the Company and continued to discuss generally the terms and conditions of a possible transaction.


     On December 1, 1997, Messrs. Mixon, Buckley, Miklich, Slangen and Gerald B. Blouch, President and Chief Operating Officer of Parent, met with Messrs. Benovitz, Bohan, Gray, Aschettino and representatives of Bear Stearns in Boston to conduct further due diligence. Beginning with that meeting, and continuing through the date of the Merger Agreement, representatives of Parent, together with Parent's legal counsel and environmental consultants, conducted a due diligence review at the offices of the Company's legal counsel and at the Company's regional distribution facilities. During the same period, Parent's legal counsel and the Company's legal counsel discussed structural issues regarding the proposed acquisition, including Parent's requirement that there be agreements along the lines of the Stockholders Agreement and that there be certain other provisions in the event of a termination of the Merger Agreement (including the payment of a termination fee to Parent) by the Company in connection with a competing transaction.

     On December 8, 1997, Parent delivered a draft Merger Agreement to the Company's legal counsel, and on December 11, 1997, Parent delivered a draft of the Stockholders Agreement to the Company's legal counsel. Negotiations between Parent and the Company continued through December 16, 1997, and the Merger Agreement and the Stockholders Agreement were executed as of December 17, 1997.

  Reasons for the Transaction; Factors Considered by the Board.

     The Board of Directors and the Company's senior management have reviewed the Company's strategic position in the medical supply distribution industry, the near and longer term prospects for that industry, the consolidation trends within that industry, and the Company's potential position in the industry and the strategic alternatives available to the Company, all with a view to maximizing stockholder value. In conducting its review, the Board considered the Company's results of operations, including those for the quarter ended November 30, 1997. In light of the Board's review of the Company's competitive position and recent operating results, anticipated trends in the industry, and the prospects for the Company as an independent entity, the Board determined that it would be in the best interests of the Company's stockholders to approve the Merger Agreement. In approving the Merger Agreement and the transactions contemplated thereby and recommending that all holders of shares of Company Common Stock tender their shares pursuant to the Offer, the Board of Directors considered a number of factors, including:

          (i) The terms of the Merger Agreement and the Stockholders Agreement executed by certain stockholders in connection therewith;

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          (ii) Presentations by senior management of the Company at meetings of the Board of Directors held December 2, 11 and 16, 1997;

          (iii) The trading price of shares of the Company since its initial public offering on October 10, 1996, including recent trends;

          (iv) The Company's competitive position and current trends in the home health care supply distribution industry;

          (v) The results of the process undertaken by Bear Stearns to identify and solicit indications of interest from a number of potential purchasers with respect to a purchase of the Company;

          (vi) The presentations by Bear Stearns at the December 2, 11 and 16, 1997 meetings of the Board of Directors and the oral opinion of Bear Stearns delivered to the Board at the December 16th meeting (which was subsequently confirmed in writing) to the effect that, as of such date and based upon the assumptions and the other matters to be set forth in its written opinion, the $11.75 per share cash consideration to be received by the holders of the shares in the Offer and the Merger is fair to such holders from a financial point of view. A copy of the opinion of Bear Stearns, which sets forth the assumptions made, the matters considered and the limitations of the review undertaken by Bear Stearns, is attached hereto as Exhibit 4. STOCKHOLDERS ARE URGED TO READ THE OPINION OF BEAR STEARNS CAREFULLY IN ITS ENTIRETY;

          (vii) The fact that the holders of approximately 45% of the Shares were prepared to endorse the Merger Agreement;

          (viii) The fact that the Offer and the Merger are not conditioned on the availability of financing; and

          (ix) The availability of dissenters' rights of appraisal in the Merger.

     The Board of Directors did not assign relative weight to the above factors or determine that any factor was of particular importance. Rather, the Board of Directors viewed its position and recommendations are being based on the totality of the information presented to and considered by it.

     Opinion of Financial Advisor. The Board of Directors of the Company retained Bear Stearns to act as its financial advisor and to render an opinion to the Board of Directors of the Company as to the fairness from a financial point of view of the Merger Consideration to be received in the Offer and the Merger by the stockholders of the Company. Bear Stearns acted as investment adviser to the Company's founders in connection with the recapitalization of the Company effected in July, 1995, served as a managing underwriter of the Company's initial public offering in October, 1996, and as of the date hereof, holds 112,667 shares of Company Common Stock. On December 16, 1997, Bear Stearns delivered its oral opinion to the Board of Directors of the Company, and on December 22, 1997, Bear Stearns delivered its written opinion to the Board of Directors of the Company to the effect that, as of such date, and based upon the assumptions and other matters set forth therein, the consideration to be received by the Company stockholders in the Offer and the Merger was fair, from a financial point of view, to the stockholders of the Company (the "Bear Stearns Opinion"). No restrictions were imposed by the Company's Board of Directors upon Bear Stearns with respect to investigations made or procedures followed by Bear Stearns in rendering its opinion.

     THE FULL TEXT OF THE BEAR STEARNS OPINION IS ATTACHED HERETO AS EXHIBIT 4. THE COMPANY STOCKHOLDERS ARE URGED TO, AND SHOULD, READ THE BEAR STEARNS OPINION CAREFULLY IN ITS ENTIRETY FOR ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITS OF THE REVIEW BY BEAR STEARNS.

     The Bear Stearns Opinion addresses only the fairness from a financial point of view of the Merger Consideration to be received in the Merger by the stockholders of the Company and does not constitute a recommendation to any stockholder of the Company as to whether such stockholder should tender his, her or its Shares pursuant to the Offer or to vote such Shares in favor of the Merger. The Bear Stearns Opinion also does not address the Company's underlying business decision to pursue the Merger. The summary of the Bear Stearns Opinion set forth below is qualified in its entirety by reference to the full text of such opinion.

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     Although Bear Stearns evaluated the financial terms of the Merger and participated in discussions concerning the consideration to be paid, Bear Stearns did not recommend the specific consideration to be paid in the Offer and the Merger. The consideration to be received by the Company's stockholders as a result of the Offer and the Merger was determined by negotiations between the Company and Parent after consultation by each of such parties with their respective financial advisors. In connection with rendering its opinion, Bear Stearns, among other things: (i) reviewed the Merger Agreement; (ii) reviewed the Offer to Purchase, and the Schedule 14D-9 in substantially the forms to be distributed to the Company's stockholders; (iii) reviewed the Company's Annual Reports to Stockholders and Annual Reports on Form 10-K for the fiscal years ended August 31, 1996 and August 30, 1997; (iv) reviewed certain operating and financial information, including projections, provided to Bear Stearns by management relating to the Company's business and prospects; (v) met with certain members of the Company's management to discuss its operations, historical financial statements and future prospects; (vi) reviewed the historical prices and trading volume of the common shares of the Company; (vii) reviewed publicly available financial data and stock market performance data of companies which it deemed generally comparable to the Company; (viii) reviewed the terms of recent acquisitions of companies which it deemed generally comparable to the Company; and (ix) conducted such other studies, analyses, inquiries and investigations as it deemed appropriate.

     In the course of its review, Bear Stearns relied upon and assumed without independent verification (i) the accuracy and completeness of all of the financial and other information provided to it by the Company for purposes of its opinion and (ii) the reasonableness of the assumptions made by the management of the Company with respect to its projected financial results. Bear Stearns further relied upon the assurances of the management of the Company that they are unaware of any facts that would make the information provided to Bear Stearns incomplete or misleading. In addition, Bear Stearns did not make or seek to obtain appraisals of the Company's assets or liabilities in rendering its opinion. The Bear Stearns Opinion is also necessarily based upon the market, economic and other conditions as in effect, and the information made available to it, as of the date thereof.

     The following is a summary of certain of the financial analyses used by Bear Stearns in connection with providing its opinion to the Board of Directors of the Company.

     Comparable Company Analysis. Bear Stearns reviewed and compared the financial and market performance of the Company to the financial and market performance of ten publicly-traded companies engaged in the medical distribution industry that Bear Stearns believed were comparable in certain respects to the Company (the "Comparable Companies"). The Comparable Companies included: Henry Schein, Inc. ("Schein"); Physician Sales & Service, Inc.; Patterson Dental Company; Gulf South Medical Supply, Inc.; Graham-Field Health Products, Inc.; Cardinal Health, Inc.; McKesson Corporation ("McKesson"); Allegiance Corporation; Bindley Western Industries and Owens & Minor, Inc. The Comparable Companies were chosen by Bear Stearns as companies that, based on publicly available data, possess general business, operating and financial characteristics representative of companies in the industry in which the Company operates, although Bear Stearns recognizes that each of the Comparable Companies is distinguishable from the Company in certain respects. For each of the Comparable Companies, Bear Stearns examined certain publicly available financial data including, net revenue, earnings before interest, taxes, depreciation and amortization ("EBITDA"), earnings before interest and taxes ("EBIT"), net income, earnings per share and profit margins. Bear Stearns examined balance sheet items, published earnings forecasts and the trading performance of the common stock of each of the Comparable Companies. In addition, Bear Stearns calculated the ratio of the closing price (as of December 15, 1997) of the stock of each of the Comparable Companies' stock in relation to each company's earnings per share and the ratio of the "Enterprise Value" (the total market value of the common stock outstanding plus the par value of total debt less cash and investments) of each of the Comparable Companies in relation to each company's net revenue, EBITDA and EBIT for the latest twelve months. Bear Stearns then compared those ratios to the ratios being paid for the Company in the Offer and the Merger based upon the price offered by Parent for the Company's Common Stock of $11.75 per share. Based on a price for the Company of $11.75 per share, the implied purchase price for the equity of the Company was approximately $130.8 million, and (ii) the implied "Transaction Value" (defined as the total

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purchase price of the common stock plus the par value of total debt less cash and investments) for the Company was approximately $132.2 million.

     The ratios of the stock prices of the Comparable Companies to projected calendar 1997 earnings per share ranged from 20.1x to 37.4x and had a harmonic mean of 27.3x and a median of 30.9x. These ratios compare to a purchase price per share to be paid in the Offer and the Merger to the Company's projected calendar 1997 earnings per share provided by the Company management of 26.8x. The ratios of the stock prices of the Comparable Companies to projected calendar 1998 earnings per share ranged from 17.9x to 26.9x and had a harmonic mean of 21.4x and a median of 21.7x. These ratios compare to a purchase price per share to be paid in the Offer and the Merger to the Company's projected calendar 1998 earnings per share provided by the Company management of 19.9x.

     The ratios of the Enterprise Value to latest twelve months ("LTM") net sales of the Comparable Companies ranged from 0.1x to 2.2x and had a harmonic mean of 0.4x and a median of 0.8x. These ratios compared to a Transaction Value to the Company's LTM net revenue of 1.4x. The ratios of the Enterprise Value to LTM EBITDA of the Comparable Companies ranged from 7.8x to 24.4x and had a harmonic mean of 14.2x and a median of 17.1x. These ratios compare to a Transaction Value to the Company's LTM EBITDA of 13.9x. The ratios of the Enterprise Value to LTM EBIT of the Comparable Companies ranged from 11.8x to 34.0x and had a harmonic mean of 17.8x and a median of 18.3x. These ratios compare to a Transaction Value to the Company's LTM EBIT of 15.5x.

     Bear Stearns noted that, based upon these ratios, (i) the ratio of the Company's Transaction Value to LTM net revenue was greater than the harmonic mean and median and within the range of the LTM net revenue ratios for the Comparable Companies, (ii) the ratio of the Company's Transaction Value to LTM EBITDA was approximately the same as the harmonic mean, less than the median and within the range of the LTM EBITDA ratios for the Comparable Companies, (iii) the ratio of the Company's Transaction Value to LTM EBIT was less than the harmonic mean and median and within the range of the LTM EBIT ratios for the Comparable Companies and (iv) the ratios of the Company's purchase price per share to projected 1997 and 1998 earnings per share were less than the harmonic mean and median and within the range of the comparable ratios for the Comparable Companies.

     Precedent Transaction Analysis. Bear Stearns reviewed certain financial data and the purchase prices paid in the following twenty-one (21) selected prior merger and acquisition transactions completed in the medical distribution industry (target company/acquiring company): Gulf South Medical Supply, Inc./Physician Sales & Service, Inc. (pending); AmeriSource Health Corporation/McKesson Corporation (pending); Bergen Brunswig Corporation/Cardinal Health, Inc. (pending); Sullivan Dental Products, Inc./Henry Schein, Inc.; Thompco Medical, Inc./Physician Sales & Service, Inc.; Micro Bio-Medics, Inc./Henry Schein, Inc.; General Medical, Inc./McKesson Corporation; Walker Drug Company/AmeriSource Health Corporation; Owen Healthcare, Inc./Cardinal Health, Inc.; Gateway Healthcare Corporation/Gulf South Medical Supply, Inc.; X-Ray Corporation/Physician Sales & Service, Inc.; Chesapeake X-Ray Corporation/Physician Sales & Service, Inc.; FoxMeyer Drug Company/McKesson Corporation; PCI Services, Inc./Cardinal Health, Inc.; Crocker-Fels Company/Physician Sales & Service, Inc.; Automated Healthcare, Inc./McKesson Corporation; Pyxis Corporation/Cardinal Health, Inc.; Taylor Medical, Inc./Physician Sales & Service, Inc.; Randolph Medical, Inc./General Medical, Inc.; F.D. Titus & Son, Inc./General Medical, Inc.; and Stuart Medical, Inc./Owens & Minor, Inc. In its review of these transactions, Bear Stearns focused specifically upon two (2) transactions, which were deemed to be most comparable to the Merger: Sullivan Dental/Schein and General Medical/McKesson (the "Comparable Transactions").

     For each of the target companies involved in the Comparable Transactions, Bear Stearns examined certain publicly available financial data, including net revenue, EBITDA, EBIT, net income, earnings per share and profit margins. Bear Stearns examined the balance sheet items and published earnings forecasts (when available) of the common stock of each of the target companies involved in the Comparable Transactions. In addition, Bear Stearns calculated (i) the ratios of the purchase price of the target company in relation to the target company's projected net income (for the next fiscal year based on research analysts'

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

estimates immediately prior to the announcement of such transactions) and (ii) the ratios of the Transaction Value of each target company to its LTM net sales, LTM EBITDA and LTM EBIT. Bear Stearns then compared those ratios to the ratios being paid for the Company in the Offer and the Merger based upon the price offered by Parent for the Company's Common Stock of $11.75 per share.

     The ratios of the purchase price of the equity to projected net income of the target company in Sullivan Dental/Schein was 24.2x (the ratio of the purchase price to projected net income of the General Medical in General Medical/McKesson was not available). This ratio compared to a ratio of purchase price per share to the Company's projected fiscal 1998 net income of 20.6x. The ratios of the Transaction Value to LTM net sales of the target companies in the Comparable Transactions were 0.5x and 1.1x and had a harmonic mean of 0.7x. These ratios compared to a Transaction Value to the Company's LTM net sales of 1.4x. The ratios of the Transaction Value to LTM EBITDA of the target companies in the Comparable Transactions were 12.8x and 16.0x and had a harmonic mean of 14.2x. These ratios compared to a Transaction Value to the Company's LTM EBITDA of 13.9x. The ratios of the Transaction Value to LTM EBIT of the target companies in the Comparable Transactions were 13.7x and 18.6x and had a harmonic mean of 15.8x. These ratios compared to a Transaction Value to the Company's LTM EBIT of 15.5x.

     Bear Stearns noted that, based upon these ratios, (i) the ratio of Transaction Value to the Company's LTM net sales was greater than the harmonic mean of the LTM net sales ratios for the target companies in the Comparable Transactions, (ii) the ratio of Transaction Value to the Company's LTM EBITDA was approximately the same as the harmonic mean of the LTM EBITDA ratios for the target companies in the Comparable Transactions, (iii) the ratio of Transaction Value to the Company's LTM EBIT was approximately the same as the harmonic mean of the LTM EBIT ratios for the target companies in the Comparable Transactions and (iv) the ratio of purchase price to the Company's projected 1998 net income was less than the Sullivan Dental/Schein purchase price to projected fiscal net income ratio for Sullivan Dental in the Sullivan Dental/Schein transaction.

     Discounted Cash Flow Analysis. A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of a corporate entity based on its future expected cash flows discounted back to the present. Bear Stearns performed a discounted cash flow analysis of the Company based upon a set of financial projections for the years 1998 through 2002 which were provided by management.

     The discounted cash flow analysis was conducted using a range of estimates of the Company's after-tax cost of capital of 11.5% to 13.5%, which was calculated based upon the equity betas of Comparable Companies. Using this estimate of after-tax cost of capital, Bear Stearns calculated the present value of free cash flows for each of the fiscal years ended August 31, 1998 through 2002 and the present value of the terminal value (the calculated value of the Company at the end of the projection period). Bear Stearns calculated the terminal value in year 2002 based upon a perpetual growth rate methodology using growth rates ranging from 3.0% to 6.0%. The range of growth rates were selected by Bear Stearns and were chosen to reflect the anticipated growth prospects and relative risk of both the Company and the medical distribution industry in the terminal year. Bear Stearns calculated the equity value of the Company by subtracting total debt minus cash of the Company from the sum of the present value of cash flows and the present value of the terminal value. Based on this analysis, Bear Stearns calculated equity values of the Company ranging from $5.63 to $9.81 per share with a mean value of $7.43 per share. The values were calculated without giving effect to any expense savings or revenue enhancement opportunities that may result from the Merger. Bear Stearns compared the range of equity values calculated using the discounted cash flow methodology to $11.75 per share, the value being paid for the Company in the Offer and the Merger, and noted the purchase price was higher than the indicated range of discounted cash flow values.

     The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analysis as a whole, could create an incomplete view of the processes underlying the Bear Stearns Opinion. In arriving at its opinion, Bear Stearns considered the results of all such analyses. The analyses were prepared solely for purposes of providing its opinion as to the fairness from a financial point of view of the consideration to be received by the stockholders of the Company in the Offer and the Merger and

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

do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by such analyses. As described above, Bear Stearns' opinion and presentation to the Board of Directors of the Company was one of many factors taken into consideration by the Board of Directors of the Company in making its determination to approve the Merger. The foregoing summary does not purport to be a complete description of the analyses performed by Bear Stearns.

     As part of its engagement, Bear Stearns assisted the Company in identifying and contacting a number of knowledgeable and qualified buyers which were given the opportunity to make a thorough evaluation of the Company in preparation for the submission of a proposal to acquire the Company. As a result of these efforts, the Company received various indications of interest regarding possible business transactions involving the Company, which Bear Stearns assessed and reviewed with the senior management and the Board of Directors of the Company.


     In the ordinary course of its business as a full-service securities firm, Bear Stearns and its affiliates may actively trade the debt and equity securities of Parent and the Company for their own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities, as may The Bear Stearns Companies, Inc., the parent company of Bear Stearns. See Item 5. below for a description of the fees to be paid to Bear Stearns.


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

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: January 20, 1998


                                          SUBURBAN OSTOMY SUPPLY CO., INC.

                                          By:    /s/ DONALD H. BENOVITZ
                                            ------------------------------------
                                            Donald H. Benovitz
                                            President

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